FRED ALGER & COMPANY, LLC

Financial Statements and
Supplemental Schedules

December 31, 2022

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-15900

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fred Alger & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Pearl Street
_____
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Kincel	201-547-3604	rkincel@alger.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
345 Park Avenue	New York	New York	10154
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KINCEL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fred Alger & Company, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CHIEF FINANCIAL OFFICER

Notary Public

LOUISE M. ULLRICH
Notary Public, State of New York
No. 24-4814711
Qualified in Kings County
Commission Expires Jan 31, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FRED ALGER & COMPANY, LLC

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of the Member
Fred Alger & Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fred Alger & Company, LLC (the Company) as of December 31, 2022, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2010.

New York, New York
February 28, 2023

FRED ALGER & COMPANY, LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	14,876,002
Receivable from mutual funds (note 5b)		2,612,709
Financial instruments owned, at fair value (note 4)		20,877,269
Deposits with clearing organizations		788,489
Due from Ultimate Parent and affiliates (note 6)		50,181,776
Current taxes receivable		2,265,274
Deferred tax asset (note 10)		8,240,633
Prepaid expenses and other assets (note 3k and 5b)		2,602,648
Property and equipment, net (note 7)		4,330,814
Total assets	$	106,775,614

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities (note 8)	$	19,519,063
Due to Parent and affiliate (note 6)		9,345,338
Total liabilities		28,864,401
Commitments and contingencies (note 12)		
Member's equity:		
Total member's equity		77,911,213
Total liabilities and member's equity	$	106,775,614

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Statement of Income

For the Year Ended December 31, 2022

Revenues:		
Mutual fund fees (note 5b)	$	28,863,722
Servicing fees (5c)		47,698,666
Commissions (note 5b)		4,230,521
Interest and dividends		310,951
Other income		179,288
Total revenues		81,283,148
Expenses:		
Compensation and benefits (note 11)		11,731,528
Distribution and/or administration fees		27,498,540
General and administrative expenses		5,976,344
Advertising and marketing		4,266,695
Subscriptions		1,328,404
Occupancy		1,306,120
Professional fees		1,181,076
Trading costs		1,062,439
Depreciation and amortization (note 7)		524,154
Regulatory fees		417,639
Communications		332,386
Printing and supplies		216,075
Total expenses		55,841,400
Income before income tax expense		25,441,748
Income tax expense (note 10)		6,204,992
Net income	$	19,236,756

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2022

		Total Member's Equity
Balance, January 1, 2022	$	78,115,714
Noncash compensation (note 11)		(8,255,352)
Dividends		(11,185,905)
Net income		19,236,756
Balance, December 31, 2022	$	77,911,213

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC
Statement of Cash Flows
For the year ended December 31, 2022

Cash flows from operating activities:		
Net income	$	19,236,756
Adjustments to reconcile net income to net cash used in		
operating activities:		
Depreciation and amortization		524,154
Noncash compensation		(8,255,352)
Decrease (increase) in:		
Receivable from mutual funds		6,443,583
Due from Ultimate Parent and affiliates		(25,234,338)
Prepaid expenses and other assets		461,222
Deposits with clearing organizations		(799)
Current taxes receivable		(2,265,274)
Financial instruments owned		27,692,891
Right-of-use asset		82,533
Increase (decrease) in:		
Accrued expenses and other liabilities		(10,555,060)
Deferred tax asset		3,803,192
Due to Parent and affiliate		8,370,812
Current taxes payable		(1,953,490)
Lease liability		(82,533)
Net cash provided by operating activities		18,268,297
Cash flows from investing activities:		
Acquisition of property and equipment		(2,438,568)
Net cash used in investing activities		(2,438,568)
Cash flows from financing activities:		
Dividends Paid		(11,185,905)
Net cash used in financing activities		(11,185,905)
Net increase in cash		4,643,824
Cash, beginning of year		10,232,178
Cash, end of year	$	14,876,002
Supplemental disclosure:		
Cash paid for income taxes for year ended December 31, 2022	$	-
Supplemental disclosure of noncash financing activities:		
Noncash compensation	$	(8,255,352)

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2022

(1) Organization

Fred Alger & Company, LLC (the Company) is a wholly owned subsidiary of Alger Group Holdings, LLC (the Parent). The Parent is a wholly owned subsidiary of Alger Associates, Inc. (the Ultimate Parent).

(2) Business

The Company is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, as amended, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts as the principal underwriter of the mutual funds (the Alger Funds) sponsored by Fred Alger Management, LLC (FAM) and effects transactions principally for the clients of FAM who elect to have the Company do so on their behalf. The Company clears these transactions on a fully disclosed basis through a third-party clearing broker. As a non-clearing broker-dealer, the Company does not maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2022.

(c) Valuation of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements and Disclosures ("ASC 820") defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability and may be observable or unobservable. Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions and reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs that reflect

the Company's own assumptions based upon the best information available in the circumstances. The three-level hierarchy of inputs is summarized below.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company held the following types of financial instruments as of December 31, 2022:

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

(d) *Securities Transactions*

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using cost calculated on a specific identification method, and changes in unrealized gains (losses) are recognized in the Statement of Income. The Company has the ability to purchase securities on margin.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2022

(e) Mutual Fund Fees: 12b-1 and shareholder servicing fees

These fees are earned by the Company for distribution, shareholder servicing, administrative and oversight services performed for the Alger Funds. 12b-1 fees earned for distribution and/or shareholder servicing for the Alger Funds are collected pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940, as amended, (12b-1 Plans). The Company also earns shareholder servicing fees pursuant to agreements with certain Alger Funds.

Contracts for these services exist between the Company and the Alger Funds to whom such services are provided. The contract price varies by fund and share class, but prices are stipulated in the applicable contracts and take the form of a calculated fee (a percentage of account assets). This fee is accrued on a daily basis by the Alger Funds and is part of each Fund's daily NAV. The Company receives payment for these fees from the funds on a monthly basis. Performance obligations relating to these fees are considered a series of distinct services that are substantially the same and are satisfied each day during the contract term. Ongoing fees are largely passed through to third party distributors who distribute and service the Alger Funds.

(f) Mutual Fund Fees: Sub-Transfer Agency fees

The Company makes payments to certain intermediaries that provide sub-accounting and transfer agency services to omnibus accounts invested in the Alger Funds. A portion of these fees are charged back to the appropriate Alger Fund, subject to certain limitations, as approved by the Alger Funds' Boards of Trustees. As such, these fees are accrued on a daily basis by the Funds and are part of the Fund's daily NAV. The Company receives payment from the Alger Funds periodically.

(g) Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis, the effect of which is not materially different from a trade date basis.

In addition to acting as the principal underwriter of the Alger Funds, the Company effects transactions as agent for the customers of FAM who elect to have the Company do so on their behalf. Commission income is earned by providing trade execution services through the Company for Alger Funds and separately managed accounts that are managed by FAM. The Company clears these transactions on a fully disclosed basis through a third-party clearing broker. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions. The effective contract price is the applicable commission rate for a specific trade. The revenue associated with the trades is earned as the trade is executed by the third-party service provider. On trade date, the customer obtains control through a right to either own a security or receive payment for a sale. These fees are collected on a monthly basis.

(h) Distribution and / or administration fees

The Company, in its capacity as the principal underwriter for the Alger Funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger Funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Distribution and / or administration fees on the Statement of Income.

(i)   Depreciation and Amortization

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 14 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(j)   Income Taxes

The Company is a disregarded entity for U.S. income tax purposes and its activities are included in Parent's income tax returns. The Company accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax positions taken on Federal, State and local income tax returns for all open years and has determined that no uncertain tax positions exist as of the reporting date.

The following are the major tax jurisdictions for the Company: United States, New Jersey, New York, and New York City. Generally, tax years 2018 to present are open for examination by Federal, State, and local tax authorities.

(k)   Prepaid Expenses and other assets

Prepaid expenses and other assets consist of prepaid rent, prepaid insurance, capitalized software costs and other prepaid operating expenses.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2022

(4) Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2022:

Assets		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:					
Money market funds	$	20,877,269	—	—	20,877,269
Total financial instruments owned	$	20,877,269	—	—	20,877,269

There were no level 2 or 3 investments held during the year.

(5) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company are directors and/or officers of the Alger Funds and Alger SICAV Funds, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg for sale to non-U.S. citizens in certain European countries.

(b) Revenue Transactions

The Company earns 12b-1 fees from the Alger Funds pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940, as amended. The Company also earns shareholder servicing fees pursuant to agreements with certain Alger Funds. These fees are included in Mutual fund fees in the Company's Statement of Income. Amounts receivable relating to these fees is included in Receivable from Funds on the Company's Statement of Financial Condition.

The Company receives Sub-Transfer Agency fees from the Alger Funds, which represents a partial reimbursement of payments made to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger Funds. These fees are included in Mutual fund fees in the Company's Statement of Income. Amounts receivable relating to these fees are included in Receivable from Funds on the Company's Statement of Financial Condition.

The Alger Funds, Alger SICAV and certain institutional separate account clients pay the Company brokerage commissions in connection with securities transactions. These fees are included in Commissions in the Company's Statement of Income. Amounts receivable which relate to these fees are included in Prepaid expenses and other assets on the Company's Statement of Financial Condition.

The Company provides certain marketing support services to Alger Management, Ltd. (AML), a U.K. registered investment advisor which is wholly owned by the Parent, for which they earn fees. Such fees are included in Other Income on the Company's Statement of Income. Amounts receivable which relate to these fees are recorded in the Due from affiliates account on the Company's Statement of Financial Condition.

A summary of income earned through related party transactions for the year ended December 31, 2022, and receivables from related parties as of that date is as follows:

	Income earned for the period ended December 31, 2022 FAC	Amounts receivable at December 31, 2022 FAC
Mutual fund fees:		
12b-1 and shareholder		
servicing fees	24,452,134	1,646,547
Sub-T/A fees	4,211,220	966,162
Total mutual fund fees	28,663,354	2,612,709
Commission fees:		
Brokerage commissions	4,149,785	315,883
Other Income:		
Admin and Marketing	176,612	10,188
Total related party income/ receivables	$ 32,989,751	2,938,780

(c) Service-Related Charges

Pursuant to an agreement with FAM, service-related charges of $47,698,666 have been earned by the Company for the year ended December 31, 2022. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting, distributing and administering certain products for which FAM receives management fees. These fees are included in Service fees on the Company's Statement of Income.

(6) Due from / Due to affiliates

As of December 31, 2022, the amount due from the Ultimate Parent was $11,225,298 as a result of the Company's allocation of the liabilities associated with the Company's Equity and Phantom Equity compensation plans and expense allocations. The Company provides cash and or pay certain expenses to and on behalf of its affiliates. As a result, the Company has a due from other affiliates of $38,956,478. The Company has a due to the Parent of $7,595,512 primarily as a result of estimated tax payments made by the Parent on behalf of the Company and a due to other affiliates of $1,749,826.

(7) Property and Equipment, Net

	Useful lives		Amount
Leasehold improvements	14 years	$	3,154,966
Office machines	5 years		1,214,058
Furniture and fixtures	7 years		1,157,033
Computer software	5 years		663,928
			6,189,985
Less: accumulated depreciation and amortization			(1,859,171)
		$	4,330,814

Depreciation and amortization expense for the year ended December 31, 2022 was $524,154.

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2022:

Equity plan payable	$	11,458,038
Accrued distribution fees		4,615,888
Deferred compensation plan payable		2,691,825
Other		753,312
Total accrued expenses and other liabilities	$	19,519,063

(9) Regulatory Net Capital Requirements

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the Rule), which requires the maintenance of minimum Net Capital of the greater of 2% of Aggregate Debits or $250,000 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2022 the Company had net capital of $7,400,181, which was $7,150,181 in excess of the minimum required.

(10) Income Taxes

The components of Income tax expense in the Statement of Income for the period ended December 31, 2022 are as follows:

Current:		
Federal	$	1,531,442
State and local		771,358
Total current		2,302,800
Deferred:		
Federal	$	2,839,418
State and local		1,062,774
Total deferred		3,902,192
Total tax expense	$	6,204,992

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. Significant judgement is required in determining if a valuation allowance should be established, and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business. Consideration is given to, among other factors, in making the determination, (i) future taxable income exclusive of reversing temporary differences and carry forwards, (ii) future reversals of existing temporary differences, (iii) taxable income in prior year's carryback years and (iv) tax planning strategies. Based upon analysis of the Company's tax position, management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2022 are as follows:

Deferred tax assets:		
Compensation related	$	8,741,923
Fixed assets		206,864
Market appreciation		(282,331)
Capitalized 12b-1		(425,823)
Total deferred tax assets	$	8,240,633

(11) Pension and Profit-Sharing Plans

(a) 401(k) Plan

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in compensation and benefits expense are employer contributions for the period ended December 31, 2022 of $333,260.

(b) Deferred Compensation Plans

The Ultimate Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

In accordance with the Alger Associates, Inc. Profit Participation Plan, as amended and restated December 4, 2018 (Incentive Plan), and the individual Award Agreements, the Ultimate Parent may issue an award which is credited to the participant's "award account" and vests after four years. The deferred liability for this award is measured at fair value initially and subsequently until the award is paid. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger Funds elected by the plan participant. The participant is also eligible for a matching contribution of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Ultimate Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. During the period ended December 31, 2022, the Company recognized fair market value adjustments of ($3,888,510) in compensation expense relating to the Incentive Plan.

In 2009, the Ultimate Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan), as amended and restated as of December 18, 2018. Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the book value of the Ultimate Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. The deferred liability for this award is measured at fair value initially and subsequently until the award is paid. During the year ended December 31, 2022, the Company recognized $670,480 in compensation expense relating to the Equity Plan.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2022

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Ultimate Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Ultimate Parent, as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During the year ended December 31, 2022, the Company recognized fair market value adjustments of ($5,761,505) in compensation expense relating to this Agreement. For the year ended December 31, 2022, $8,255,352 was recorded as a reduction of capital and represents a capital distribution from the Company to the Ultimate Parent for the services rendered by the CEO.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(12) Commitments and contingencies

The Company is currently, and has been in the past, a party to various routine legal proceedings incident to the ordinary course of business. The Company believes that the outcome of all such pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or financial condition of the Company.

(13) Risk Factors

Unpredictable events such as environmental or natural disasters, war, terrorism, pandemics, outbreaks of infectious diseases, and similar public health threats, recessions, or other events may significantly affect the economy and the markets and issuers in which a fund invests. Certain events may cause instability across global markets, including reduced liquidity and disruptions in trading markets, while some events may affect certain geographic regions, countries, sectors, and industries more significantly than others and exacerbate other preexisting political, social, and economic risks

These types of events, may also cause widespread fear and uncertainty and result in, among other things: enhanced health screenings, quarantines, cancellations, and travel restrictions, including border closings; disruptions to business operations, supply chains and customer activity; exchange trading suspensions and closures, and overall reduced liquidity of securities, derivatives, and commodities trading markets; reductions in consumer demand and economic output; and significant challenges in healthcare service preparation and delivery. The Company could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, the operations of the Company, the Manager, and the Company's service providers may be significantly impacted, or even temporarily halted, because of any impairment to their information technology and other operational systems, extensive employee illnesses or unavailability, government quarantine measures, and restrictions on travel or meetings and other factors related to public emergencies.

Governmental and quasi-governmental authorities and regulators have in the past responded to major economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs, and dramatically lower interest rates. An unexpected or quick reversal of these policies, or the ineffectiveness of these policies, could negatively impact overall investor sentiment and further increase volatility in securities markets. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact individual issuers and capital markets in ways that cannot be foreseen. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects. The duration of this outbreak or others and their effects cannot be determined with certainty.

In addition, global climate change may have an adverse effect on the value of securities and other assets. Economists and others have expressed increasing concern about the potential effects of global climate change on property and security values. Impacts from climate change may include significant risks to global financial assets and economic growth. Certain issuers, industries and regions may be adversely affected by the impacts of climate change, including on the demand for and the development of goods and services and related production costs, and the impacts of legislation, regulation and international accords related to climate change, as well as any indirect consequences of regulation or business trends driven by climate change.

(14) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 28, 2023, the date the financial statements were issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures in and/or adjustments to the financial statements.

SUPPLEMENTAL SCHEDULES

FRED ALGER & COMPANY, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2022

Computation of net capital pursuant to Rule 15c3-1

Total member's equity from Statement of Financial Condition	$	77,911,213
Deductions and/or charges:		
Nonallowable assets:		
Receivables from subsidiary and affiliates		50,181,776
Other nonallowable assets		15,580,897
Plant, property & equipment		4,330,814
Total nonallowable assets		70,093,487
Net capital before haircuts		7,817,726
Haircuts on securities:		
Corporate bonds, mutual funds, money markets and exchange traded equity securities		417,545
Net Capital	$	7,400,181
Computation of alternative net capital requirement		
Capital requirement of broker-dealer electing alternative method		250,000
Total net capital requirement		250,000
Excess Net Capital	$	7,150,181

No material differences exist between the above computation of net capital and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part IIA filing as of December 31, 2022 filed on February 28, 2023.

See accompanying report of independent registered public accounting firm.

FRED ALGER & COMPANY, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

Year Ended December 31, 2022

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying report of independent registered public accounting firm

18



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of the Member
Fred Alger & Company, LLC:

We have reviewed management's statements, included in the accompanying Fred Alger & Company, LLC's Exemption Report (the Exemption Report), in which (1) Fred Alger & Company, LLC (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 28, 2023

FRED ALGER & COMPANY, LLC

Fred Alger & Company, LLC's Exemption Report

Fred Alger & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Robert Kincel, affirm to that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Kincel
Chief Financial Officer
Fred Alger & Company, LLC
February 28, 2023